UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-36797

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Kifissia 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

Financial and Operating Results for the three and six months ended June 30, 2026

The press release issued by StealthGas Inc. (the “Company”) on September 2, 2026 announcing its financial and operating results for the three and six months ended June 30, 2026, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	StealthGas Inc. Press Release dated September 2, 2026

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This report on Form 6-K, including exhibit 99.1 hereto other than the section entitled “CEO Harry Vafias Commented”, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-143804) and Registration Statements on Form S-8 (Reg. Nos. 333-144240 and 333-207168).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2026

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer